Exhibit 99.1

Reunion Neuroscience Announces US$13.1 Million Take-Private Transaction with MPM BioImpact

Reunion Common Shareholders to Receive Consideration of US$1.12 Per Share in Cash

Represents a 43.1% Premium to the 30-Day Volume Weighted Average Price

Reunion Presents Encouraging Phase 1 Final Analysis at American Society of Clinical Psychopharmacology Annual Meeting, Enabling Advancement into Phase 2 in 2H 2023

Toronto, June 1, 2023 – Reunion Neuroscience Inc. (NASDAQ: REUN, TSX: REUN) (“Reunion” or the "Company”), a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions, announced today that it has entered into a definitive arrangement agreement dated May 31, 2023 (the "Arrangement Agreement") with MPM BioImpact (“MPM”), a world-leading biotechnology investment firm, whereby affiliates of MPM would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

Pursuant to the terms and conditions of the Arrangement Agreement, all holders of outstanding common shares (“Shares”) of Reunion (the "Shareholders") will be entitled to receive US$1.12 in cash for each Share held immediately prior to the effective time of the Arrangement. Based on the Bank of Canada daily exchange rate as of the close of business on May 31, 2023, this would be approximately $1.52 per Share in Canadian dollars, representing a premium of approximately 43.1% over the trailing 30-trading-day volume weighted average price.

Reunion's board of directors (the "Board"), after consultation with its financial and legal advisors and acting on the unanimous recommendation of a special committee of independent directors of Reunion (the "Special Committee"), has determined that the Arrangement is in the best interests of the Company and is fair to Shareholders. The Board unanimously recommends that Shareholders vote IN FAVOUR of the Arrangement at a special meeting of Shareholders expected to be held on or around July 12, 2023 (including any adjournment or postponement thereof, the "Meeting"). The Company has fixed a record date of June 12, 2023 for purposes of determining Shareholders entitled to receive notice of, to attend and to vote at the Meeting.

“We believe that this all-cash transaction maximizes value and is in the best interest of our shareholders,” said Greg Mayes, Reunion President and CEO. “We are thrilled that MPM recognizes the value and differentiation of our clinical pipeline and look forward to working with them to bring this transaction to a close for the benefit of Reunion’s shareholders.”

“MPM BioImpact is excited to partner with Reunion and for the opportunity to develop next-generation solutions for underserved mental health conditions,” added Ansbert Gadicke, Managing Partner, MPM BioImpact. “This transaction reflects MPM BioImpact’s strategy of investing in breakthrough science and innovative products that can address the world’s greatest unmet medical needs.”

The Arrangement

Completion of the Arrangement will, among other things, require the approval by at least two-thirds (66⅔ percent) of the votes cast by the Shareholders at the Meeting. Certain Shareholders, and all of the Company’s officers and directors, representing in aggregate approximately 34% of the issued and outstanding Shares, have entered into voting and support agreements with MPM in support of the Arrangement.

Completion of the Arrangement remains subject to the satisfaction (or waiver) of a number of conditions precedent, including, but not limited to the following material conditions:

•	approval of the Shareholders at the Meeting;

•	obtaining all applicable regulatory approvals, including approval of the Ontario Superior Court of Justice (Commercial List) (the "Court") of the Arrangement;

•	the net cash held by the Company being equal to or greater than US$8,000,000 as of the close of business on the third business day immediately prior to closing of the Arrangement (subject to reduction under certain circumstances); and

•	the performance or completion in all material respects with all obligations required to be performed by the Company and MPM under the Arrangement Agreement.

Subject to the satisfaction or waiver of the conditions precedent for completion of the Arrangement, the Arrangement is expected to close in the calendar third quarter of 2023. Upon completion of the transaction, Reunion will no longer be traded or listed on any public securities exchange and will be wholly-owned by affiliates of MPM.

The foregoing summary is qualified in its entirety by the provisions of the respective documents. Reunion will file a material change report in respect of the Arrangement, and copies of the Arrangement Agreement, the plan of arrangement and the forms of voting support agreements will be filed with the applicable Canadian securities regulators and will be available for review on SEDAR at www.sedar.com. Full details of the Arrangement will be included in a management information circular from Reunion that is expected to be filed on SEDAR and mailed to Shareholders on or around June 21, 2023. See also "Additional Information and Where to Find It" further below.

Advisors

Oppenheimer & Co. Inc. is serving as exclusive financial advisor to the Special Committee of the Board of Directors of Reunion and PI Financial Corp. rendered a fairness opinion to Reunion, and Bennett Jones LLP and Morgan, Lewis & Bockius LLP are serving as legal advisors. McCarthy Tétrault LLP and Wilmer Cutler Pickering Hale and Dorr LLP are serving as legal advisors to MPM.

Poster Presentation at ASCP

On Thursday, June 1, 2023, Dr. Robert Alexander, Reunion’s Chief Medical Officer, will present the Company’s first-in-human Phase 1 final analysis with RE104 at this year’s American Society of Clinical Psychopharmacology (ASCP) Annual Meeting. Key findings include:

•	RE104 was generally well-tolerated with robust pharmacodynamic (PK) effects observed at doses greater than or equal to 33mg that closely aligned with the PK profile of its prodrug, 4-OH-DiPT (isoprocin).
•	Drug Effect Questionnaire and Mystical Effect Questionnaire scores observed at these dose levels indicate the potential for therapeutic effect.
•	The mean duration of experience with RE104 at these dose levels was 3.7 hours, representing a shorter duration of action when compared to psilocybin, but with the same intensity and quality of experience.
•	The adverse event profile of RE104 was similar to that of psilocybin, with no serious adverse events.
•	This data informed the dose selection of 33mg of RE104 for a randomized, placebo-controlled Phase 2 trial in women with moderate to severe post-partum depression, with trial initiation planned for the second half of 2023.

About Reunion Neuroscience Inc.

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Company’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

Learn more at https://www.reunionneuro.com, and follow us on LinkedIn and Twitter.

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About MPM BioImpact

MPM is a world-leading biotechnology investment firm with three decades of experience creating and investing in innovative biotechnology companies seeking to deliver transformative therapies to patients in the areas of highest unmet medical need. MPM strives to power novel medical breakthroughs that transform patients’ lives. It invests across the biotech landscape with its early stage venture capital funds, and with impact funds investing in both private and public companies. For more information visit www.mpmcapital.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Reunion and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipates”, “plans”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Reunion and are based on assumptions and subject to risks and uncertainties, many of which are beyond Reunion’s control. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Arrangement Agreement, the Arrangement, the Meeting, receipt of all Shareholder and other approvals required for the Arrangement, obtaining the Court orders for the Arrangement, satisfaction or waiver of closing conditions, and the timing of the Meeting and the closing of the Arrangement. Although the management of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including: the parties ability to consummate the Arrangement, including Reunion’s ability to obtain the requisite Shareholder and Court approvals and the satisfaction or waiver of other conditions to the completion of the Arrangement, changes or other events that may delay the timing of the Meeting or completion of the Arrangement, Reunion’s ability to meet and continue to comply with the Nasdaq and TSX continued listing standards, the funds available to Reunion and the use of such funds (including its ability to satisfy the minimum net cash condition pursuant to the Arrangement Agreement), the timing, completion and potential outcome of testing and research on Reunion’s drug trial candidates, RE104 and the RE200 Series, including the ability to recruit patients, to retain and identify clinical partners, and to optimize dosage amounts, the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating further clinical trials for RE104 and molecules within the RE200 Series, the ability of Reunion to meet eligibility requirements for clinical testing and through to more complex clinical trials, the ability of Reunion to protect and expand its intellectual property portfolio, the ability of Reunion to produce and supply its drug trial candidates, market conditions, economic factors, management’s ability to manage and to operate the business, changes in laws or regulatory developments or changes that impact the Company’s business or prospects, the equity markets generally and this and other Risk Factors disclosed in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the EDGAR section of the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Although Reunion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made (or such earlier date, if identified) and Reunion does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Reunion, including its Annual Information Form and Risk Factors, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Additional Information and Where to Find It

The proposed transaction will be submitted to the Shareholders for their consideration and approval at the Meeting. In connection with the proposed transaction, Reunion expects to file a management information circular and other relevant documents including proxy forms under its profile at www.sedar.com and with the SEC. Before making any voting decision, Shareholders are urged to read the management information circular and related documents in connection with the Arrangement in their entirety, when they become available, because they will contain important information about the proposed transaction and the parties to the proposed transaction. This communication is not a substitute for the management information circular or any other document that may be filed by Reunion with SEDAR and the SEC. Investors may obtain a free copy of the management information circular and other documents publicly filed by Reunion (when they are available) on the SEDAR website at www.sedar.com the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Reunion and its directors and executive officers and other members of management and employees may, be deemed to be participants in the solicitation of proxies from the Shareholders of Reunion in respect of the proposed transactions contemplated by the management information circular. Information regarding Reunion’s directors and executive officers is contained in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the management information circular when and if it is publicly filed in connection with the proposed transaction.

Media Contact:
Lewis Goldberg / Caitlin Kasunich
KCSA Strategic Communications
(212) 896.1216 / (212) 896.1241
reunion@kcsa.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

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